BRITISH COLUMBIA

Number: BC0607937

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that VANC PHARMACEUTICALS INC. changed its name to AVRICORE HEALTH INC. on November 5, 2018 at 07:39 AM Pacific Time.

ELECTRONIC CERTIFICATE

Issued under my hand at Victoria, British Columbia
On November 5, 2018

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada